
10032134


SEC MAIL
RECEIVED
PROCESSING
AUG 2 5 2010
WASH. D.C.
196
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 1633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/09 (MM/DD/YY) AND ENDING 6/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McCourtney-Breckenridge & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9986 Manchester - Suite 200
(No. and Street)

St. Louis (City) Missouri (State) 63122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terry L. Cook (314) 966-6514
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

13023 Tesson Ferry Road, Suite 201 (Address) St. Louis, (City) Missouri (State) 63128 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry L. Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McCourtney-Breckenridge & Company, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


Steven H Dustmann
Notary Public Notary Seal
State of Missouri County of St Louis
My Commission Expires 09/12/2012
Commission # 08605620

Signature

Vice President & Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McCOURTNEY-BRECKENRIDGE & COMPANY

STATEMENT OF FINANCIAL CONDITION WITH INDEPENDENT AUDITORS' REPORT

June 30, 2010

McCOURTNEY-BRECKENRIDGE & COMPANY
St. Louis, Missouri

Table of Contents

June 30, 2010


Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

13023 Tesson Ferry Road, Suite 201
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2010
WASH, D.C.
196
SECTION

Independent Auditors' Report

The Board of Directors and Stockholders
McCourtney-Breckenridge & Company:

We have audited the accompanying statement of financial condition of McCourtney-Breckenridge & Company (the Company) as of June 30, 2010. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McCourtney-Breckenridge & Company at June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
August 16, 2010


Member
Division for CPA Firms AICPA

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Financial Condition

June 30, 2010

ASSETS

Cash and cash equivalents	$ 429,515
Deposits with clearing organizations	20,000
Receivables from clearing broker	19,252
Furniture and equipment, net of accumulated depreciation of $56,317	–
Income taxes receivable	5,812
Deferred income taxes (note 3)	591
Other assets	1,525
	$ 476,695

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities - accounts payable and accrued expenses	$ 12,462
Stockholders' equity (note 4):	
Capital stock, $10 par value; 4,500 shares authorized, issued and outstanding	45,000
Class A common stock, nonvoting, equal participation with capital stock in dividends, $10 par value; 4,500 shares authorized, 400 shares issued and outstanding	4,000
Additional paid-in capital	21,086
Retained earnings	719,835
Treasury stock, at cost (2,783 shares of capital stock and 224 shares of Class A common stock)	(325,688)
	464,233
	$ 476,695

See accompanying notes to statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

McCourtney-Breckenridge & Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Securities transactions and related revenues and expenses are recorded on a settlement date basis, which did not differ materially from a trade date basis during the year ended June 30, 2010.

Property and Equipment

Property and equipment are carried at cost. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: furniture and fixtures - 2 to 4 years; computer equipment - 3 years.

Income Taxes

Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

The Company has not had its Federal and state income tax returns examined by the Internal Revenue Service or State of Missouri for several years. The Federal and state income tax returns are subject to examination by the Internal Revenue Service or State of Missouri generally for three years after they are filed. The Company has no uncertain tax positions at June 30, 2010.

Cash and Cash Equivalents
The Company considers investments with an original maturity of three months or less to be cash equivalents.

Subsequent Events
The Company has considered all events occurring subsequent to June 30, 2010 for possible disclosure through August 16, 2010, the date these financial statements were issued.

NOTE 2 - OPERATING LEASE
The Company leases its office space under a cancelable operating lease.

NOTE 3 - INCOME TAXES
The tax effects of temporary differences which give rise to deferred tax assets at June 30, 2010 are all the result of mutual fund trailing commissions.

The Company is required to provide a valuation reserve on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation reserve at June 30, 2010, due to management's belief that all criteria for recognition have been met, including the existence of a history of taxes paid sufficient to support the realization of deferred tax assets.

NOTE 4 - NET CAPITAL REQUIREMENTS
The Company is subject to the net capital rules (Rule 15c3-1) of the Securities and Exchange Commission. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rules, exceeds 15 to 1. At June 30, 2010, the Company's net capital and required net capital were $447,699 and $100,000, respectively, and its ratio of aggregate indebtedness to net capital was .028 to 1.

NOTE 5 - UNSETTLED TRADES
The risk of loss on unsettled transactions is identical to settled transactions and relates to customers' or brokers' inability to meet the terms of their contracts. Credit risk is reduced by the industry policy of obtaining and maintaining adequate collateral until the commitment is completed. All unsettled trades at June 30, 2010 have been settled subsequent thereto.